Exhibit 99.1

Mobilicom is Gold Sponsor of the Loitering Munition Systems Summit in Huntsville, Alabama

Summit’s focus is on drone-specific munitions for enhanced warfighter lethality

Mobilicom’s cybersecure end-to-end solutions are designed to be an integral part of loitering munitions manufactured by Tier-1 defense OEMs

Palo Alto, California, March 04, 2026 (GLOBE NEWSWIRE) – Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced its participation in, and sponsorship of, the Loitering Munition Systems Summit taking place March 3-4, 2026 in Huntsville, Alabama. As a Gold Sponsor, Mobilicom is exhibiting its growing suite of cybersecure end-to-end solutions for drones and robotics at the Summit, and the Company’s US Technical Sales Manager, Kevin LeVan, is delivering a presentation on how secured communications sustain loitering munition missions in contested electronic warfare environments.

The Loitering Munition Systems Summit convenes prominent experts, policymakers, acquisition authorities, and innovators to explore the latest advancements and applications in loitering munitions systems and technologies in support of the warfighter. Discussions at the event will provide valuable insights into the evolving role that drone specific munitions will play in future warfare. This year’s Summit is expected to bring together senior leaders from the Department of War, military services, industry, and academia who are driving the integration of loitering munitions into both offensive and defensive operations.

“Loitering munitions are rapidly reshaping modern combat strategy and have become an increasing priority for defense leaders worldwide,” stated Oren Elkayam, Founder and CEO of Mobilicom. “As global programs accelerate autonomous and swarm-based capabilities, secure and resilient communications play a critical role in mission success. Mobilicom’s cybersecure end-to-end solutions are designed to ensure these systems operate reliably in contested environments, and to enable our Tier-1 OEM partners to deliver next-generation precision strike capabilities to the warfighter.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when discussing the ability of its end-to-end solutions to enable its Tier-1 OEM partners to deliver next-generation precision strike capabilities to the warfighter. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com